January 27, 2010

Ross J. Kari
Executive Vice President and
Chief Financial Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, VA 22102

> **Re:** **Federal Home Loan Mortgage Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008, as amended**
> **Form 10-Q for Fiscal Quarter Ended June 30 and September 30, 2009**
> **Form 8-K filed October 23, 2009**
> **File No. 001-34139**

Dear Mr. Kari:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

1. In your response to prior comment 4, you point the staff to your disclosure in both your 10-K and 10-Q's that discloses your exposure to large counterparties on an uncollateralized basis. Please tell us regarding any derivative counterparty exposure that accounts for more than 10% of your total notional balance with any counterparty, other than with the two counterparties with large uncollateralized exposure, and the percentage of your total notional amount each counterparty represents.

Risk Factors – General

2.  In your response to prior comment 3, you point to a number of different portions of your disclosure in your 10-Q and 10-K.  Each referenced disclosure discusses "single-family" loans underlying your guarantee business.  However, prior comment 3 asked you to discuss the off balance sheet exposure from credit losses of all your guarantee business, not just those relating to single-family loans.  Consequently, please either explain how the disclosure regarding single-family loans encompasses all material risks of losses from your guarantee business, including the analysis supporting such a conclusion, or provide the disclosure contemplated by  the original comment in future filings.

10-Q for the Period Ended June 30, 2009

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Non-Interest Expense

Provision for Credit losses, page 27

3.  We note your response to comment ten in our letter dated November 5, 2009.  We understand that you implemented a new loan loss reserve model that eliminated manual adjustments and instead incorporates these manual adjustments systematically under the new model; however, we are still unclear as to how those changes resulted in a $1.4 billion reduction in the provision for credit losses.  Please address the following:

  - Clarify why changing from a manual process (i.e. a process that included significant adjustments to the output) to an enhanced electronic format would result in a difference (or reduction) in the provision.
  - Clarify if the reduction was caused by changes in assumptions used in your new loan loss reserve model.
  - Tell us, and disclose what the provision would have been using your previous loss reserve model.
  - Tell us if you performed a "look back" on your provision reported in prior periods using your new model and provide us with the results (e.g. the provision for they year ended December 31, 2008, and the interim period ended March 31, 2009).

4. We note your response (including your proposed new language) to comment ten in our letter dated November 5, 2009.  Please expand your disclosure in future filings to:

- Identify the specific loan characteristics that your new process allows you to incorporate in your loss reserve model (e.g. loan-to-value ratios, original FICO scores, geographic region, loan product, delinquency status, etc.).
- Clarify the reasons why you were unable to attribute the dollar impact to the individual changes in your new model.

\*　　　\*　　　\*　　　\*　　　\*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.  Please contact the undersigned at (202) 551-3419 with any other questions.

                                            Sincerely,

                                            Christian Windsor
                                            Special Counsel

CC:    Via Facsimile: (703) 903-4062
        Tim Kviz, VP – Accounting Policy
        Freddie Mac